Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT OF THE APPROVAL OF ISSUE OF

SUBORDINATED TERM DEBTS

Reference is made to the circular of China Life Insurance Company Limited (the “Company”) dated 5 April 2012 and the announcement of the Company dated 22 May 2012. At the annual general meeting held on 22 May 2012, the issue of subordinated term debts with an aggregate amount of not exceeding RMB38 billion was duly considered and approved.

The Company has recently received the approval from the China Insurance Regulatory Commission entitled “The Approval Concerning the Issue of Subordinated Term Debts by China Life Insurance Company Limited” , pursuant to which the Company was approved to issue subordinated term debts, the maturity terms of which are 10 years and 15 years, with an aggregate amount of not exceeding RMB38 billion. The issue of subordinated term debts shall be completed within 6 months from the date of the approval.

With regard to the issue of subordinated term debts, the Company will perform its information disclosure obligation in accordance with relevant regulatory requirements.

By Order of the Board of China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 29 June 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Director:	Miao Jianmin

Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh